MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Whiting Petroleum Corporation
Whiting USA Trust I

DATE:	April 22, 2008

RE:	Whiting USA Trust I	Whiting Petroleum Corporation
	Amendment No. 2 to	Amendment No. 2 to
	Registration Statement on Form S-1	Registration Statement on Form S-3
	Filed on April 11, 2008	Filed on April 11, 2008
	File No. 333-147543	File No. 333-147543-01
This memorandum sets forth proposed responses of Whiting Petroleum Corporation (“Whiting”) and Whiting USA Trust I (the “Trust” and, collectively with Whiting, the “Registrants”) to the comments contained in the letter, dated April 21, 2008, of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrants’ response.
Description of the Trust Agreement, page 56
1.	Please describe in this section the effect of Section 3.02(c) of the form of trust agreement, as amended. In addition, please add risk factor disclosure, as appropriate.

The Registrants have included disclosure relating to Section 3.02(c) of the form of trust agreement, as amended on page 58 of the prospectus. The Registrants have also added related risk factor disclosure on page 25 of the prospectus. The Registrants supplementally advise the Staff that the portion of the underlying properties subject to known prior reversionary interests is taken into account in the estimates of proved reserves contained in the reserve report. Whiting generally has owned the underlying properties for a significant period of time and, during that time, issues relating to unknown prior reversionary interests have not arisen.
Exhibit 5.1
2.	We note your response to prior comment 9. If the review of other documents “is not relevant to rendering” the required opinion, it appears that the qualification and assumption would be unnecessary. If counsel has identified and reviewed all documents necessary to render its opinion, it should so state explicitly.

The Registrants have filed a revised opinion as Exhibit 5.1 to Amendment No. 3 to the Registration Statement in response to this comment.
3.	We note your response to our prior comment 11, and we reissue the comment.

The Registrants have filed a revised opinion as Exhibit 5.1 to Amendment No. 3 to the Registration Statement in response to this comment.

If the financial position of Whiting degrades in the future, Whiting may not be able to satisfy its obligations to the trust.

Whiting operates approximately 60.9% of the underlying properties based on the pre-tax PV10% value. The conveyance provides that Whiting will be obligated to market, or cause to be marketed, the production related to underlying properties for which it operates. In addition, Whiting is obligated to use the proceeds it receives upon the settlement of the hedge contracts to offset operating expenses relating to the underlying properties, with certain restrictions, as discussed in more detail in “Computation of Net Proceeds.”

Whiting has entered into hedge contracts, consisting of costless collar arrangements, with an institutional counterparty to reduce the exposure of the revenue from oil and natural gas production from the underlying properties to fluctuations in crude oil and natural gas prices in order to achieve more predictable cash flow. The crude oil and natural gas collar arrangements will settle based on the average of the settlement price for each commodity business day in the contract period. In a collar arrangement, the counterparty is required to make a payment to Whiting for the difference between the fixed floor price and the settlement price if the settlement price is below the fixed floor price. Whiting is required to make a payment to the counterparty for the difference between the fixed ceiling price and the settlement price if the settlement price is above the fixed ceiling price. For a detailed description of the terms of these hedge contracts, please read “The Underlying Properties — Hedge Contracts.”

The ability of Whiting to perform its obligations related to the operation of the underlying properties, its obligations to the counterparty related to the hedge contracts and its obligations to the trust will depend on Whiting’s future financial condition and economic performance, which in turn will depend upon the supply and demand for oil and natural gas, prevailing economic conditions and upon financial, business and other factors, many of which are beyond the control of Whiting. Whiting cannot provide any assurance that its financial condition and economic performance will not deteriorate in the future. For example, Whiting’s net income in 2007 decreased to $130.6 million from $156.4 million in 2006 due to a 3% decrease in equivalent volumes sold, a 7% decrease in gas prices (net of hedging) between periods, higher lease operating expenses, production taxes, depreciation, depletion and amortization expenses, exploration and impairment and general and administrative expenses and change in Whiting’s production participation plan liability. See “Where You Can Find More Information” in this prospectus for information about the documents Whiting incorporates by reference into this prospectus that contain additional information relating to Whiting, including information relating to the business of Whiting, historical financial statements of Whiting and other financial information relating to Whiting.

The trust’s receipt of payments based on the hedge contracts depends upon the financial position of the hedge contract counterparty and Whiting. A default by the hedge contract counterparty or Whiting could reduce the amount of cash available for distribution to the trust unitholders.

In the event that the counterparty to the hedge contracts defaults on its obligations to make payments to Whiting under the hedge contracts, the cash distributions to the trust unitholders could be materially reduced as the hedge payments are intended to provide additional cash to the trust during periods of lower crude oil and natural gas prices. In addition, because the hedge contracts are with a single counterparty, JPMorgan Chase Bank National Association, the risk of default is concentrated with one financial institution. Whiting cannot provide any assurance that this counterparty will not become a credit risk in the future. The hedge contracts also have default terms applicable to Whiting, including customary cross default provisions. If Whiting were to default, the counterparty to the hedge contracts could terminate the hedge contracts and the cash distributions to trust unitholders could be materially reduced during periods of lower crude oil and natural gas prices.

Under certain circumstances, the trust provides that the trustee may be required to reconvey to Whiting a portion of the net profits interest, which may impact how quickly 9.11 MMBOE are produced from the underlying properties for purposes of the net profits interest.

If Whiting is notified by a person that Whiting is a party to a contract with that contains a prior reversionary interest requiring Whiting to convey any of the underlying properties to such person or cease production from any well, then Whiting may provide such conveyance with respect to such underlying property or permanently cease production from such well. In such case, Whiting may request the trustee to reconvey to Whiting the net profits interest with respect to any such underlying property or well. The trust will not receive any consideration for such reconveyance of a portion of the net profits interest. Such reconveyance of a portion of the net profits interest may extend the time it takes for 9.11 MMBOE (which is equivalent to 8.20 MMBOE attributable to the net profits interest) to be produced from the underlying properties for purposes of the net profits interest.

25

rights with respect to any such indebtedness as if it were not then serving as trustee or Delaware trustee. If the trustee borrows funds, the trust unitholders will not receive distributions until the borrowed funds are repaid.

Each quarter, the trustee will pay trust obligations and expenses and distribute to the trust unitholders the remaining proceeds received from the net profits interest. The cash held by the trustee as a reserve against future liabilities or for distribution at the next distribution date must be invested in:

•	accounts payable on demand;

•	interest bearing obligations of the United States government;

•	repurchase agreements secured by interest-bearing obligations of the United States government; or

•	bank certificates of deposit.

The trust may not acquire any asset except the net profits interest, cash and temporary cash investments, and it may not engage in any investment activity except investing cash on hand.

The trust may merge or consolidate with or into one or more limited partnerships, general partnerships, corporations, business trusts, limited liability companies, or associations or unincorporated businesses if such transaction is agreed to by the trustee and by the affirmative vote of the holders of a majority of the outstanding trust units and such transaction is permitted under the Delaware Statutory Trust Act and any other applicable law.

Whiting may request that the trustee sell certain of its net profits interest under any of the following circumstances:

•	the sale involves the release of the net profits interest associated with any well or lease that accounts for less than or equal to 0.25% of the total production from the underlying properties in the prior 12 months and provided that the net profits interest covered by such releases cannot exceed, during any 12-month period, an aggregate fair market value to the trust of $500,000; or

•	the trustee determines it is in the best interests of the trust unitholders, subject to the holders representing a majority of the outstanding trust units approving the sale.

In addition, if Whiting is notified by a person that Whiting is a party to a contract with that contains a prior reversionary interest requiring Whiting to convey any of the underlying properties to such person or cease production from any well, then Whiting may provide such conveyance with respect to such underlying property or permanently cease production from such well. In such case, Whiting may request the trustee to reconvey to Whiting the net profits interest with respect to any such underlying property or well. The trust will not receive any consideration for such reconveyance of a portion of the net profits interest, but such reconveyance will not have any impact on the trust’s right to receive 90% of the net proceeds from the sale of production of 9.11 MMBOE (which is equivalent to 8.20 MMBOE attributable to the net profits interest) under the net profits interest.

Upon dissolution of the trust, the trustee must sell the net profits interest. No trust unitholder approval is required in this event.

The trustee will distribute the net proceeds from any sale of the net profits interest and other assets to the trust unitholders.

The trustee is not expected to maintain a website for filings made by the trust with the SEC.

The trustee may agree to modifications of the terms of the conveyance to correct errors or to settle disputes involving the conveyance. The trustee may not agree to modifications or settle disputes involving the conveyance if such modifications or settlements alter the nature of the net profits interest as the right to receive a share of the net proceeds from production from the underlying properties in accordance with the conveyance or result in a variance of the investment of the trust or trust unitholders. Additionally, the trustee may supplement or amend the registration rights agreement or the administrative services agreement without

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Exhibit 5.1
[Richards, Layton & Finger, P.A. Letterhead]
April 22, 2008
Whiting USA Trust I
c/o Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
          Re:     Whiting USA Trust I
Ladies and Gentlemen:
          We have acted as special Delaware counsel to Whiting USA Trust I, a Delaware statutory trust (the “Trust”), in connection with the matters set forth herein. At your request, this opinion is being furnished to you.
          For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of originals, copies or forms of the following:
          (a) The Certificate of Trust of the Trust, as filed in the office of the Secretary of State of the State of Delaware (the “Secretary of State”) on October 18, 2007 (the “Certificate”);
          (b) The Trust Agreement of the Trust, dated as of October 18, 2007, among Whiting Oil and Gas Corporation, a Delaware corporation, and Equity Oil Company, a Colorado corporation (together the “Trustors”), Wilmington Trust Company, a Delaware banking corporation, as Delaware trustee (the “Delaware Trustee”), and The Bank of New York Trust Company, N.A., a national association, as trustee (the “Trustee”);
          (c) The Registration Statement on Form S-1 with registration number 333-147543, relating to the Trust Units of the Trust representing undivided beneficial interests in the assets of the Trust (each, a “Trust Unit” and collectively, the “Trust Units”), as filed with the Securities and Exchange Commission on November 20, 2007, and amended on March 7, 2008, as

Whiting USA Trust I
April 22, 2008

further amended April 10, 2008 and April 22, 2008 (as amended, the “Registration Statement”);
          (d) A form of the Amended and Restated Trust Agreement of the Trust, to be entered into among the Trustors, the Delaware Trustee and the Trustee, attached as Exhibit 3.6 to the Registration Statement (the “Trust Agreement”); and
          (e) A Certificate of Good Standing for the Trust, dated April 22, 2008, obtained from the Secretary of State.
               We have assumed that there exists no other document relating to the Trust that is inconsistent with the foregoing documents, and as to such question of fact, we have relied upon a certificate of an officer of Whiting Petroleum Corporation (the “Company”). Capitalized terms used herein and not otherwise defined are used as defined in the Trust Agreement.
          With respect to all documents examined by us, we have assumed (i) the authenticity of all documents submitted to us as authentic originals, (ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures.
For purposes of this opinion, we have assumed (i) that the Trust Agreement and the Certificate are in full force and effect and have not been amended, (ii) except to the extent provided in paragraph 1 below, that each of the parties to the documents examined by us has been duly created, organized or formed, as the case may be, and is validly existing in good standing under the laws of the jurisdiction governing its creation, organization or formation, (iii) the legal capacity of natural persons who are signatories to the documents examined by us, (iv) that each of the parties to the documents examined by us (exclusive of the Trust and the Company) has the power and authority to execute and deliver, and to perform its obligations under, such documents, (v) that each of the parties to the documents examined by us (exclusive of the Trust and the Company) has duly authorized, executed and delivered such documents, (vi) that each Person to whom a Trust Unit is to be issued by the Trust (collectively, the “Trust Unit Holders”) has been issued such Trust Unit and paid for the Trust Unit acquired by it, in accordance with the Trust Agreement and the Registration Statement, and (vii) that the Trust Units have been issued and sold to the Trust Unit Holders in accordance with the Trust Agreement and the Registration Statement. We have not participated in the preparation of the Registration Statement and assume no responsibility for its contents and have relied upon a certificate of an officer of the Company as to factual matters relating to the Company.
          This opinion is limited to the laws of the State of Delaware (excluding the securities laws and blue sky laws of the State of Delaware), and we have not considered and express no opinion on the laws of any other jurisdiction, including federal laws and rules and regulations relating thereto. Our opinions are rendered only with respect to Delaware laws and rules, regulations and orders thereunder that are currently in effect.

Whiting USA Trust I
April 22, 2008

          Based upon the foregoing, and upon our examination of such questions of law and statutes of the State of Delaware as we have considered necessary or appropriate, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that:
          1. The Trust has been duly created and is validly existing in good standing as a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801, et seq.).
          2. The Trust Units to be issued by the Trust will, when sold, be validly issued and, subject to the qualifications set forth in paragraph 3 below, fully paid and nonassessable undivided beneficial interests in the assets of the Trust.
          3. The Trust Unit Holders, as beneficial owners of the Trust, are entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware. We note that the Trust Unit Holders may be obligated to make payments as set forth in Sections 6.13, 8.02 and Article XI of the Trust Agreement, and a Trust Unit Holder acting in the role of Trustor additionally may be obligated to make payments as set forth in Sections 3.12(e), 3.14 and 6.02(b) of the Trust Agreement.
          We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In addition, we hereby consent to the use of our name under the heading “Legal Matters” in the Registration Statement. In giving the foregoing consents, we do not thereby admit that we come within the category of Persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder. In addition, potential Trust Unit Holders, Trust Unit Holders and their successors and assigns and any rating agency may rely as to matters of Delaware law upon this opinion in connection with the matters set forth herein, subject to the understanding that the opinions rendered herein are given on the date hereof and that the matters addressed by the opinions rendered herein may be affected by subsequent material changes in fact or law. We assume no duty to apprise you of the impact of any such changes in the matters addressed by the opinions rendered herein. Except as stated above, without our prior written consent, this opinion may not be furnished or quoted to, or relied upon by, any other Person for any purpose.
Very truly yours,
/s/ Richards, Layton & Finger, P.A.
TJH/APA